        Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Enhanced Outperformance Notes Due September 2008
(Linked to the S&P 500® Index and the Russell 2000®Index)
Final Term Sheet

Principal Amount:	$107,180,000
Pricing Date:	August 18, 2006
Issue Date:	August 29, 2006
Maturity Date:	September 11, 2008, unless such day is not a Business Day, in which case the Maturity Date shall be the next following Business Day (subject to the effect of Market Disruption Events)
Initial Issue Price:	100.00%
Underwriting commission:	0.25%
Proceeds to Issuer:	99.75%
Initial Long Index Level:	1,297.89
Initial Short Index Level:	707.38
Outperformance Cap:	13.34%
Maximum Return:	40.02%
CUSIP:	002546760

        No action has been taken in any country or jurisdiction outside the United States that would permit a public offering of the notes, or the possession or distribution of any offering material in relation thereto, where action for that purpose is required. We are not making any offer of the notes in circumstances that would require registration, qualification or other action with or by regulatory authorities in any such country or jurisdiction.

        Neither the pricing supplement nor the accompanying prospectus and prospectus supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this term sheet, the pricing supplement and the accompanying prospectus and prospectus supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.